UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. )(1)

                         Touchstone Resources USA, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                  89154R 10 7
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                                 (CUSIP Number)

                              FEQ Investment, Inc.
                             2400 Fountainview #202
                              Houston, Texas 77057
                                  713-334-1675
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 16, 2004
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            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l (e), 240.13d-l (f) or 240.13d-l(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d- 7 for other parties to whom copies are to be sent.

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746        PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
(11-03)         IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.  89154R 10 7

      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            FEQ Investments, Inc.    75-3041805

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   ..............................................................

            (b)   ..............................................................

      3.    SEC Use Only .......................................................

      4.    Source of Funds (See Instructions) WC

      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e) .................................................

      6.    Citizenship or Place of Organization USA

Number of Shares     7.    Sole Voting Power:
Beneficially by
Owned by Each        8.    Shared Voting Power:                        4,500,000
Reporting Person
With                 9.    Sole Dispositive Power:

                     10.   Shared Dispositive Power:                   4,500,000

11.   Aggregate Amount Beneficially Owned by Each Reporting Person     4,500,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount in Row (11)                9%

14.   Type of Reporting Person (See Instructions)                       CO

CUSIP No.  89154R 10 7

      1.    Names of Reporting Persons.

            I.R.S. Identification Nos. of above persons (entities only).

            Earnest A. Bartlett

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) ................................................................

            (b) ................................................................

      3.    SEC Use Only .......................................................

      4.    Source of Funds (See Instructions) AF

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

      6.    Citizenship or Place of Organization: USA

Number of Shares        7.      Sole Voting Power:
Beneficially by
Owned by Each           8.      Shared Voting Power:                   4,500,000
Reporting Person
With                    9.      Sole Dispositive Power:

                        10.     Shared Dispositive Power:              4,500,000

      11.   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     4,500,000

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      13.   Percent of Class Represented by Amount in Row (11)                9%

      14.   Type of Reporting Person (See Instructions)                       IN

ITEM 1. SECURITY AND ISSUER

      The class of equity security to which this statement relates is the common stock, $.001 par value per share (the "Common Stock"), of Touchstone Resources USA, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the issuer is 111 Presidential Boulevard, Suite 165, Bala Cynwyd, PA 19004.

ITEM 2. IDENTITY AND BACKGROUND

      This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

      This statement is being filed by FEQ Investments, Inc., a Delaware corporation. Its principal business address and principal office is 2400 Fountainview #202, Houston, Texas 77057.

      This statement is being filed by Ernest A. Bartlett, a US citizen, the sole officer and director of FEQ Investments, Inc. His principal occupation is that of a private investor and his business address is 2400 Fountainview #202, Houston, Texas 77057.

      Neither FEQ Investments, Inc. nor Mr. Bartlett have, during the past five years: (i) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction for which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or (ii) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On March 16, 2004, FEQ Investments, Inc. acquired 180,000 shares of the Common Stock for $12,000, representing 9% of the issued and outstanding Common Stock of the Company. On March 19, 2004, the Company effected a 25 for 1 forward split of the issued and outstanding shares of Common Stock. As a result of the stock split, FEQ Investments, Inc. owned 4,500,000 shares of Common Stock, or 9% of the issued and outstanding Common Stock of the Company. As the sole officer and director of FEQ Investments, Inc., Mr. Bartlett may be deemed the beneficial owner of the 4,500,000 shares held by FEQ Investments, Inc.

ITEM 4. PURPOSE OF TRANSACTION

      The shares were acquired for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) This filing relates to 4,500,000 post split shares of Common Stock of the Company representing 9% of the issued and outstanding shares of Common Stock.

      (b) Mr. Bartlett and FEQ Investments, Inc. have shared power to vote or direct the vote of and to dispose or direct the disposition of the 4,500,000 post split shares of Common Stock acquired.

      (c) Other then the transaction described in Item 3, no other transactions in the Common Stock of the Company has been effected by FEQ Investments, Inc. or Mr. Bartlett during the 60 days preceding the date of the event which required the filing of this Statement.

      (d) No other persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares that are the subject of this filing.

      (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      There are no contracts, arrangements, understandings or other understandings between FEQ Investments, Inc. or Mr. Bartlett and any other person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99.1 Schedule 13D Joint Filing Agreement, dated April 29, 2004 by and between Ernest A. Bartlett and FEQ Investments, Inc.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2004

FEQ Investments, Inc.

By: /s/ Ernest A. Bartlett              /s/ Ernest A. Bartlett
   --------------------------------     ----------------------------------------
   Ernest A. Bartlett                   Ernest A. Bartlett
   President

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)